FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 3, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

ADVANCE REPORT ON SALES VOLUMES & AVERAGE SALES PRICES

Buenos Aires, May 3, 2005 - Petrobras Energía Participaciones S.A. (MERVAL: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces sales volumes and average prices of the main products marketed by Petrobras Energía S.A..

For comparative purposes, 2004 fiscal year includes Petrolera Santa Fe S.R.L.'s, Petrobras Argentina S.A.'s and EG3 S.A.’s sales.

For conversion into barrels of oil equivalent, gas volumes are expressed at 9,300 kilocalories.

Sales from block 18 in Ecuador is reported on a 70% interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/03/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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